UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number 001-33060
DANAOS CORPORATION
(Translation of registrant’s name into English)
Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
Attention: Secretary
011 030 210 419 6480
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXHIBIT INDEX
99.1	Proxy Statement for the 2026 Annual Meeting of Stockholders
99.2	Proxy and Notice Cards for the 2026 Annual Meeting of Stockholders
99.3	2025 Annual Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2026
DANAOS CORPORATION
By:
/s/ Evangelos Chatzis

Name:
Evangelos Chatzis

Title:
Chief Financial Officer